Freegold Ventures Limited

507 – 1540 West 2nd Avenue

Box 10351, 888-700 West Georgia Street,

Vancouver, BC V6J 1H2

Vancouver, BC, V7Y 1G5

Tel : 604.662.7307 Fax : 604.662.3791

Tel: (604) 718-5454  Fax: (604) 646-2054

www.freegoldventures.com

info@westernstandardmetals.com

www.westernstandardmetals.com

NEWS RELEASE

WESTERN STANDARD OPTIONS  GOLDEN SUMMIT PROJECT IN ALASKA

Vancouver – Monday, January 11, 2010 – Freegold Ventures Limited – ITF: TSX (“Freegold”) and Western Standard Metals Ltd. – WSM: TSX.V (“Western Standard”) are pleased to announce that they have signed an Option Agreement whereby Western Standard may earn a 50% interest in the Golden Summit Project (“Project”), which is located in east central Alaska. The Project is host to a number of gold occurrences that are similar in age and style to several nearby multi-million ounce intrusion related gold deposits including Fort Knox, True North and Ryan Lode.

The Golden Summit Project is located in the Tintina Gold Belt, Fairbanks Mining District where over 9.5 million ounces of placer gold have been recovered since the area was discovered in 1902. Streams draining the Project account for over 6.75 million ounces of this gold and over 0.5 million ounces of lode gold have been recovered from underground mines, mostly before 1942. There are more than 80 occurrences that have been identified on the Project.

The Project is located 32 kilometres north of Fairbanks, Alaska and is comprised of 14 patented Federal lode claims, 76 unpatented Federal load claims and 83 State of Alaska mining claims covering approximately 2,194 hectares.

The Project is underlain by rocks of the Yukon-Tanana Terrane consisting of Paleozoic metavolcanic and metasedimentary rocks of the Cleary Sequence and Fairbanks Schist, which are in thrust contact and interleaved with eclogite and amphibolite facies rocks of the Chatanika Terrane. Bedrock geology is dominated by east-northeast trending lithological and structural features. The above rocks are cut by mid-Cretaceous intrusive rocks that range in composition from diorite to granite. These intrusive rocks are thought to be spatially and genetically related to mineralization on the Project. Gold mineralization occurs in a number of different geological settings including: discrete quartz veins and stockworks within shear zones, replacement zones and skarn within calcareous rocks, and as disseminations within intrusive rocks. Geochemically the gold mineralization is commonly associated with a distinct suite of one or more of the following elements: bismuth, tellurium, tungsten, arsenic, antimony, copper, mercury, silver, lead and zinc.

Freegold acquired an interest in the Golden Summit Project in 1991 and since then has conducted numerous exploration programs consisting of mapping, soil sampling (7,729 samples), trenching (5,500m), lithogeochemistry, geophysics, and reverse circulation and diamond drilling (26,900m). This work has identified a number of significant gold occurrences and/or found extensions to mineralization adjacent to historic mines, however a number of targets remain untested or have been tested by limited exploration. Exploration targets with significant potential include from west to east: Tolovana-Dolphin deposit, Newsboy Mine, Cleary Hill Mine, American Eagle Vein Swarm and Hi Yu Mine. Selected drill intersections from some of these deposits are presented in Table 1.

Table 1: Selected drill intersections from the Golden Summit Project, Alaska.

Drill Hole	Area	From (m)	To (m)	Interval (m)	Gold (g/t)
TLD0404	Tolovana-Dolphin	93.27	182.88	89.61	1.07
TLD9801	Tolovana-Dolphin	31.39	285.90	254.51	0.73
TLR9504	Tolovana-Dolphin	39.62	144.78	105.16	1.64
TLR9505	Tolovana-Dolphin	3.05	77.72	74.67	0.72
TLR9506	Tolovana-Dolphin	1.52	92.62	91.10	1.90
TLR9507	Tolovana-Dolphin	18.29	73.15	54.86	1.22
TLR9610	Tolovana-Dolphin	59.44	146.00	86.56	1.02
TLR9626	Tolovana-Dolphin	80.77	126.49	45.72	4.33
CHD9704	Cleary Hill	111.25	166.42	55.17	1.95
CHD9801	Cleary Hill	89.61	244.45	153.01	0.72
CHD0301	Cleary Hill	12.50	137.01	124.51	1.02
GSDC0801	Cleary Hill	78.94	102.11	23.17	1.19
GSDC0804	Cleary Hill	2.13	20.73	18.60	1.62
		90.53	96.62	6.09	1.85
GSDC0816	Cleary Hill	4.72	33.83	29.11	1.32

Access to the Project area is by the paved Steese Highway and privately maintained gravel roads allow easy access to most of the property on a year round basis. Infrastructure includes high voltage electrical power lines, land telephone lines and a cellular phone service. The greater Fairbanks area supports a population of approximately 75,000 people from which the Project can obtain skilled labour and services. Fairbanks has an International Airport with daily service to the lower 48-states and rail connects Fairbanks to Anchorage, a port city. Mining operations such as Kinross Gold’s Fort Knox milling and valley leach operation can be conducted on a year-round basis.

Western Standard has the option to earn a 50% interest in the Project by paying Freegold CAD$300,000 on execution and by incurring exploration expenses of US$5,750,000 over four years according to the schedule shown in Table 2. Western Standard will be the operator of the Project until such time as the option is fulfilled and a joint venture is formed.

Table 2: Exploration Expenses

Anniversary Date	Exploration Expenditures
December 31, 2010	US$750,000
December 31, 2011	US$1,000,000
December 31, 2012	US$1,500,000
December 31, 2013	US$2,500,000
TOTAL	US$5,750,000

Western Standard plans an exploration program consisting of data compilation, verification and target generation to identify areas for drilling in 2010. Initial drilling will be focused on extending the near surface intrusion hosted gold mineralization intersected in historic drill holes at the Tolovana-Dolphin deposit. The Company is targeting large, bulk mineable zones in their exploration program.

Information in this News Release was extracted from Technical Reports written by a Qualified Person and a drill hole database supplied to the Company by Freegold. Walter Melnyk, P.Eng., President of Western Standard Metals Ltd., is a Qualified Person as defined by National Instrument 43-101 and has reviewed the technical disclosure contained in this News Release.

Curtis J. Freeman, M.Sc. Geological Consultant to Freegold Ventures Limited is a Qualified Person as defined by National Instrument 43-101 and has reviewed the technical disclosure contained in this News Release.

FREEGOLD VENTURES LIMITED

WESTERN STANDARD METALS LTD.

“Kristina Walcott”

“Walter Melnyk”

Kristina Walcott

 Walter Melnyk,

President and CEO

 President

About Freegold Ventures Limited

Freegold is a TSX listed company focused on the exploration of gold projects in Alaska. In addition to the Golden Summit Project, the company holds a 100% in lease interest in the Rob gold project, near the Pogo Gold Mine in the Goodpaster Mining District of Alaska and has an exploration agreement with option to lease the Vinasale Gold project in central Alaska.

About Western Standard Metals Ltd.

Western Standard Metals Ltd. is a newly re-organized Canadian based company with a focus on acquisition, exploration and development of gold properties in North America. The Company recently acquired a 100% interest in the Almaden Gold Project in Idaho, United States, which hosts a NI43-101 compliant measured and indicated resource of 864,000 ounces ((measured 239,000 ounces of gold (9,810,000 tonnes grading 0.754 grams per tonne), indicated 625,000 ounces of gold (29,250,000 tonnes grading 0.651 grams per ton)) and an inferred resource of 84,000 ounces (4,780,000 tonnes grading 0.549 grams per tonne).

DISCLAIMER - This press release contains "forward-looking information" within the meaning of Canadian securities laws including, without limitation, statements and information regarding the Company's exploration operations and financing needs. Such forward-looking information reflects the current expectations or beliefs of the Company. Forward-looking information is subject to a number of risks, assumptions and uncertainties that may cause the actual results of the Company to differ materially from those discussed herein, including the possibility that future exploration results will not be consistent with the Company's expectations, the uncertainties involved in interpreting exploration results, other inherent risks in the mineral exploration and development industry and the possibility that the loan facilities will not be completed or completed on terms not currently contemplated by the Company. Readers are cautioned not to place undue reliance on forward-looking information because it is possible that expectations, predictions, forecasts, projections and other form of forward-looking information will not be achieved by the Company. A change in any one of these factors could cause actual events or results to differ materially from those projected in the forward-looking information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, the Company can give no assurance that such expectations will prove to be correct. Forward-looking statements and information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements or information. The forward-looking statements and information are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified herein, the Company has made assumptions regarding, among other things, the ability to conduct exploration activities in a timely manner and in accordance with the Company's drilling program, the availability and costs of financing, the degree of risk that credit approvals may be delayed or withheld, and other risks and uncertainties described elsewhere in this document or in the Company's other filings with Canadian securities authorities. Such forward-looking information speaks only as of the date on which it is made and, unless required by applicable securities laws, the Company undertakes no obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. CUSIP: 45953B107

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE.